UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 17, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

OvaScience, Inc.

File No. 000-54647 - CF#28242

OvaScience, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on April 11, 2012.

Based on representations by OvaScience, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through April 11, 2015
Exhibit 10.12	through April 11, 2015
Exhibit 10.13	through August 21, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director